FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of June 2009

BUENAVENTURA MINING COMPANY INC.

(Translation of Registrant's Name into English)

CARLOS VILLARAN 790

SANTA CATALINA, LIMA 13, PERU

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________.

Protestors Block Access Road to Buenaventura’s
Orcopampa Operating Unit

Lima, Peru, June 15,  2009 - Compañía de Minas Buenaventura S.A.A. (the “Company” or “Buenaventura”) (NYSE: BVN; Lima Stock Exchange: BUE.LM), Peru’s largest, publicly-traded precious metals mining company announced today that protestors from several communities surrounding the Orcopampa mine have blocked the access road leading to Buenaventura’s Orcopampa Operating Unit.

The communities’ initial claim was related to labor issues to which the Company, in accordance with labor laws, agreed to negotiate with the unions. As a consequence, the communities returned demanding direct negotiations with the Company, while incorporating community and environmental issues into their claims.

This action has affected Orcopampa’s production since June 10, 2009. The Company will keep the market informed as to any changes or updates regarding this situation.

Company Description
Compañía de Minas Buenaventura S.A.A. is Peru’s largest, publicly-traded precious metals company and a major holder of mining rights in Peru. The Company is engaged in the mining, processing, development and exploration of gold and silver and other metals via wholly owned mines as well as through its participation in joint exploration projects.

Buenaventura currently operates several mines in Peru (Orcopampa, Uchucchacua, Antapite, Julcani, Recuperada and Caraveli) and also has controlling interests in two mining companies (CEDIMIN and El Brocal) as well as a minority interest in several other mining companies in Peru.  The Company owns 43.65% in Minera Yanacocha S.R.L. (a partnership with Newmont Mining Corporation), an important precious metal producer, and 19.22% in Sociedad Minera Cerro Verde, an important Peruvian copper producer.

To request a printed version of the Company’s 2008 annual report on 20-F form contact the persons indicated above.

Cautionary Statement
This news release contains “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are intended to be covered by the safe harbor created by such sections. Such forward-looking statements include, without limitation, statements regarding future mining or permitting activities. Where Buenaventura expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. However, forward-looking statements are subject to risks, uncertainties and other factors, which could cause actual results to differ materially from future results expressed, projected or implied by such forward-looking statements. Such risks include those concerning the Company’s, Yanacocha’s and Cerro Verde´s costs and expenses, results of exploration, the continued improving efficiency of operations, prevailing market prices of gold, silver and other metals mined, the success of joint ventures, estimates of future explorations, development and production, subsidiaries’ plans for capital expenditures, estimates of reserves and Peruvian political, economical, legal and social developments. For a more detailed discussion of such risks and other factors, see the company’s 2007 Annual Report on Form 20-F, which is on file with the Securities and Exchange Commission, as well as the company’s other SEC filings. Buenaventura does not undertake any obligation to release publicly revisions to any “forward-looking statement,” to reflect events or circumstances after the date of this news release, or to reflect the occurrence of unanticipated events, except as may be required under applicable securities laws.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Compañía de Minas Buenaventura S.A.A.

/s/ CARLOS E. GALVEZ PINILLOS

Carlos E. Gálvez Pinillos

Chief Financial Officer

Date: June 15, 2009